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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
          (UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               JASON INCORPORATED
                                (Name of Issuer)
                            ------------------------
                               JASON INCORPORATED
                         SAW MILL CAPITAL FUND II, L.P.
                            CALENDAR HOLDINGS, INC.
                           CALENDAR ACQUISITION CORP.
                               Vincent L. Martin
                                   Mark Train
                           (Name of Person(s) Filing)
                            ------------------------

    COMMON STOCK, PAR VALUE $0.10 PER SHARE                         471171108
        (Title of Class of Securities)                (CUSIP Number of Class of Securities)

                               VINCENT L. MARTIN
                                    Chairman
                               Jason Incorporated
                     411 East Wisconsin Avenue, Suite 2120
                           Milwaukee, Wisconsin 53202
                                 (414) 277-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                   on Behalf of Person(s) Filing Statements)
                            ------------------------
                                   COPIES TO:

            K. THOR LUNDGREN, ESQ.                            FREDERICK TANNE, ESQ.
         Michael Best & Friedrich LLP                           Kirkland & Ellis
           100 East Wisconsin Avenue                          153 East 53rd Street
          Milwaukee, Wisconsin 53202                        New York, New York 10022

This statement is filed in connection with (check appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b.  [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.  [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are the preliminary copies. [X]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                AMOUNT OF FILING FEE
      ----------------------                --------------------
          $206,190,206.62                        $41,238.04

---------------
* The filing fee was determined based upon the product of (a) the 17,880,311 shares of common stock, par value $0.10 per share, proposed to be acquired by the acquiror (which does not include the minimum of 2,555,042 shares which will be owned by the acquiror prior to the merger), and (b) the merger consideration of $11.25 per share of common stock, plus $5,036,707.62 payable to holders of options and warrants to purchase shares of common stock in exchange for the cancellation of such options and warrants (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previously filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,276.55
Filing Party: Jason Incorporated, Saw Mill Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent L. Martin and Mark Train

Form or Registration No: Schedule 13E-3
Date Filed: March 24, 2000

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


                                  INTRODUCTION

         This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amendment") amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 24, 2000 (the "Schedule 13E-3"). This Amendment is being filed by Jason Incorporated, a Wisconsin corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Saw Mill Capital Fund II, L.P., a Delaware limited partnership ("Saw Mill"), Calendar Holdings, Inc., a Delaware corporation ("Parent"), Calendar Acquisition Corp., a Wisconsin corporation ("Merger Sub"), Vincent L. Martin and Mark Train (the Chairman and Chief Executive Officer, respectively, of the Company and collectively the "Management Shareholders"). This Amendment and the Schedule 13E-3 relate to the Agreement and Plan of Merger, dated as of January 30, 2000 (as amended,the "Merger Agreement"), among the Company, Saw Mill, Parent, Merger Sub and the Management Shareholders, pursuant to which Merger Sub will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation").

         Under the terms and subject to the conditions of the Merger Agreement,
(a) each outstanding share of Common Stock other than (i) Common Stock owned by the Company or its subsidiaries, (ii) Common Stock owned by Merger Sub and its affiliates (including 2,437,262 shares of Common Stock currently owned by the Management Shareholders to be contributed to Parent prior to the Merger) and
(iii) Common Stock owned by shareholders who have perfected their dissenters' rights in accordance with Wisconsin law (collectively, "Dissenting Shares"), will be converted into the right to receive $11.25 in cash without interest thereon (the "Merger Consideration"); and (b) each outstanding option to acquire a share of Common Stock will be converted into the right to receive an amount per share equal to the Merger Consideration minus the exercise price per share for each such option, without interest thereon (the "Option Consideration").

         Concurrently with the filing of this Amendment, the Company is filing with the Securities and Exchange Commission an Amendment No. 1 to Preliminary Proxy Statement (the "Proxy Statement") under Regulation 14A of the Exchange Act relating to the annual meeting of shareholders of the Company to be held on _______, 2000, at which the shareholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a). A copy of the Merger Agreement was previously filed as Exhibit (d)(1) to the Schedule 13E-3. All references in this Amendment to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference to this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.


ITEM 1.        SUMMARY TERM SHEET.

      ITEM 1001
               The information contained in the section of the Proxy Statement entitled "SUMMARY" is incorporated herein by reference.

ITEM 2.        SUBJECT COMPANY INFORMATION.

      ITEM 1002
      (a)-(d) The information contained in the section of the Proxy Statement entitled "PARTIES TO THE MERGER -- The Company" is incorporated herein by reference.

      (e)      Not Applicable.

      (f)      Not Applicable.

ITEM 3.           IDENTITY AND BACKGROUND OF THE FILING PERSON.

         ITEM 1003
         (a)-(c) The information contained in the section of the Proxy Statement entitled "PARTIES TO THE MERGER" is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

         ITEM 1004
         (a)(1)   Not applicable.

         (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                      THE MERGER - Merger Consideration; Cancellation of
                      Common Stock
                      SPECIAL FACTORS - Purpose and Effects of the Merger SPECIAL FACTORS - Reasons for the Merger; Fairness of the Merger
                      SPECIAL FACTORS - Accounting Treatment of the Merger SPECIAL FACTORS - Certain Tax Consequences of the Merger THE ANNUAL MEETING - Required Vote

         (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                      THE MERGER - Merger Consideration; Cancellation of Common Stock
                      THE MERGER - Interests of Certain Persons in the Merger

         (d) The information contained in the section of the Proxy Statement entitled "RIGHTS OF DISSENTING SHAREHOLDERS and ANNEX C (Sections 180.1301 - 180.1331 of the Wisconsin Business Corporation Law) to the Proxy Statement is incorporated herein by reference.

         (e) The information contained in the section of the Proxy Statement entitled " PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS" is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         ITEM 1005
         (a)      Not Applicable.

         (b)-(c) The information contained in the following sections of the Proxy Statement and Annex A to the Proxy Statement are incorporated herein by reference:

                      PARTIES TO THE MERGER - Past Transactions Between the Company and Saw Mill
                      SPECIAL FACTORS - Background of the Merger
                      THE MERGER - Plans for the Company After the Merger THE MERGER AGREEMENT

         (e) The information contained in the following sections of the Proxy Statement and Annex A to the Proxy Statement are incorporated herein by reference:

                      THE MERGER - Interests of Certain Persons in the Merger THE MERGER AGREEMENT

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      ITEM 1006
      (b),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           SPECIAL FACTORS - Purpose and Effects of the Merger SPECIAL FACTORS - Background of the Merger
                           THE MERGER - Plans for the Company After the Merger THE MERGER AGREEMENT - General
                           THE MERGER AGREEMENT - Payment for Shares
                           THE MERGER AGREEMENT - Directors and Officers

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      ITEM 1013
      (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           SPECIAL FACTORS - Purpose and Effects of the Merger SPECIAL FACTORS - Reasons for the Merger; Fairness of the Merger
                           SPECIAL FACTORS - Benefits and Detriments of the Merger to the Company, the Management Shareholders and the Public Shareholders

      (d) The information contained in the following sections of the Proxy Statement and ANNEX A to the Proxy Statement are incorporated herein by reference:

                           SPECIAL FACTORS - Certain Tax Consequences of the Merger
                           SPECIAL FACTORS - Purpose and Effects of the Merger SPECIAL FACTORS - Reasons for the Merger; Fairness of the Merger
                           SPECIAL FACTORS - Benefits and Detriments of the Merger to the Company, the Management Shareholders and the Public Shareholders
                           THE MERGER - Merger Consideration;
                           Cancellation of Common Stock
                           THE MERGER AGREEMENT

ITEM 8.           FAIRNESS OF THE TRANSACTION.

      ITEM 1014
      (a)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           SPECIAL FACTORS - Reasons for the Merger; Fairness of the Merger
                           THE MERGER - Background of the Merger
                           THE MERGER - Recommendation of the Special Committee and the Board of Directors

      (f)         Not applicable.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      ITEM 1015
      (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                  SPECIAL FACTORS - Reports, Opinions and Appraisals
                  SPECIAL FACTORS - Opinion of the Independent Financial Advisor to the Special Committee
                  ANNEX B to the Proxy Statement

ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       ITEM 1007
       (a),(b),(d) The information contained in the section of the Proxy
                   Statement entitled "THE MERGER - Financing for the Merger" is incorporated herein by reference.

       (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                       THE MERGER - Fees and Expenses
                       PERSONS MAKING THE SOLICITATION; EXPENSES OF SOLICITATION

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       ITEM 1008
       (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           PARTIES TO THE MERGER
                           SECURITY OWNERSHIP

       (b)        None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

        ITEM 1012


        (d),(e) The information contained in the section of the Proxy Statement entitled "THE MERGER -- Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

       ITEM 1010
       (a),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       (b)        Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       ITEM 1009
       (a),(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference.

                           THE ANNUAL MEETING - Proxies
                           PERSONS MAKING THE SOLICITATION; EXPENSES OF
                           SOLICITATION


ITEM 15. ADDITIONAL INFORMATION.

       ITEM 1011
       (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.          EXHIBITS.

         ITEM 1016
         (a) Amendment No. 1 to Preliminary Proxy Statement filed with the Securities and Exchange Commission on May 10, 2000.

         (b)(1) Commitment Letter dated January 20, 2000 to Calendar Acquisition Corp. from Credit Agricole Indosuez

         (b)(2) Commitment Letter dated January 27, 2000 to Calendar Holdings, Inc. from Chase Capital Partners, The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company

         (c) Opinion of Lehman Brothers Inc. attached as ANNEX B to the Proxy Statement.

         (d)(1) Agreement and Plan of Merger, dated as of January 30, 2000 by and among Jason Incorporated, Saw Mill Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent
                  L. Martin and Mark Train, attached as ANNEX A to the Proxy Statement.

         (d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of March 14, 2000 by and among Jason Incorporated, Saw Mill Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent L. Martin and Mark Train, attached as ANNEX A to the Proxy Statement.

         (d)(3) Voting Agreement, dated as of January 30, 2000, between Calendar Acquisition Corp., Mark Train, Vincent L. Martin, Janet D. Martin and the Martin Family Foundation.

         (d)(4) Form of Contribution Agreement by and among Calendar Holdings, Inc., Calendar Acquisition Corp., Saw Mill Capital Fund II, L.P., Vincent L. Martin and Mark Train attached as EXHIBIT A to the Agreement and Plan of Merger and to be entered into immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (d)(5) Pledge Agreement, dated January 30, 2000, between Jason Incorporated and Howard Unger.

         (d)(6) Form of Stockholders Agreement by and among Calendar Holdings, Inc., Saw Mill Capital Fund II, L.P., Vincent L. Martin, Mark Train Chase Capital Investments, LLC, The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company, attached as EXHIBIT A-1 to the Voting Agreement and to be entered into immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (d)(7) Form of Registration Rights Agreement by and among Calendar Holdings, Inc., Saw Mill Capital Fund II, L.P., Vincent L. Martin, Mark Train, Chase Capital Investments, LLC, The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company, attached as EXHIBIT A-2 to the Voting Agreement and to be entered into immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (d)(8) Amendment No. 2 to Agreement and Plan of Merger, dated as of May 8, 2000 by and among Jason Incorporated, Saw Mill
                  Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent L. Martin and Mark Train, attached as ANNEX A to the Proxy Statement.

         (e)(1) Form of Employment Agreement to be entered into by Mark Train, attached as EXHIBIT A-3 to the Voting Agreement immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (e)(2) Form of Employment Agreement to be entered into by Vincent L. Martin, attached as EXHIBIT A-4 to the Voting Agreement immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (f) Sections 180.1301 - 180.1331 of the Wisconsin Business Corporation Law attached as Annex C to the Proxy Statement.

         (g)      None.

         (h)      None.


                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated:  May 10, 2000             JASON INCORPORATED


                                   By:   /s/ Mark Train
                                         ------------------------------------
                                         Name:  Mark Train
                                         Title:  Chief Executive Officer

                                   SAW MILL CAPITAL FUND II, L.P.

                                   By:  Saw Mill Investments II, LLC,
                                        Its General Partner


                                   By:   /s/ Howard Unger
                                         ------------------------------------
                                         Name:  Howard Unger
                                         Title:  President

                                   CALENDAR HOLDINGS, INC.


                                   By:   /s/ Howard Unger
                                         ------------------------------------
                                         Name:  Howard Unger
                                         Title:  President

                                   CALENDAR ACQUISITION CORP.


                                   By:   /s/ Howard Unger
                                         ------------------------------------
                                         Name:  Howard Unger
                                         Title:  President

                                   /s/ Vincent L. Martin
                                   ------------------------------------------
                                   Vincent L. Martin


                                   /s/ Mark Train
                                   ------------------------------------------
                                   Mark Train

                                  EXHIBIT INDEX

        EXHIBIT NO.   DESCRIPTION


         (a) Amendment No. 1 to Preliminary Proxy Statement filed with the Securities and Exchange Commission on May 10, 2000.

         (b)(1)* Commitment Letter dated January 20, 2000 to Calendar Acquisition Corp. from Credit Agricole Indosuez

         (b)(2)* Commitment Letter dated January 27, 2000 to Calendar Acquisition Corp. from Chase Capital Partners, The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company

          (c)* Opinion of Lehman Brothers Inc. attached as ANNEX B to the Proxy Statement.

         (d)(1)* Agreement and Plan of Merger, dated as of January 30, 2000 by and among Jason Incorporated, Saw Mill Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent L. Martin and Mark Train, attached as ANNEX A to the Proxy Statement.

         (d)(2)* Amendment No. 1 to Agreement and Plan of Merger, dated as of March 14, 2000 by and among Jason Incorporated, Saw Mill Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent L. Martin and Mark Train, attached as ANNEX A to the Proxy Statement.

         (d)(3)* Voting Agreement, dated as of January 30, 2000, between Calendar Acquisition Corp., Mark Train, Vincent L. Martin, Janet D. Martin and the Martin Family Foundation.

         (d)(4) Form of Contribution Agreement by and among Calendar Holdings, Inc., Calendar Acquisition Corp., Saw Mill Capital Fund II, L.P., Vincent L. Martin and Mark Train attached as EXHIBIT A to the Agreement and Plan of Merger and to be entered into immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (d)(5)* Pledge Agreement, dated January 30, 2000, between Jason Incorporated and Howard Unger.

         (d)(6)* Form of Stockholders Agreement by and among Calendar Holdings, Inc., Saw Mill Capital Fund II, L.P., Vincent L. Martin, Mark Train Chase Capital Investments, LLC, The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company, attached as EXHIBIT A-1 to the Voting Agreement and to be entered into immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (d)(7)* Form of Registration Rights Agreement by and among Calendar Holdings, Inc., Saw Mill Capital Fund II, L.P., Vincent L. Martin, Mark Train Chase Capital Investments, LLC, The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company, attached as EXHIBIT A-2 to the Voting Agreement and to be entered into immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (d)(8) Amendment No. 2 to Agreement and Plan of Merger, dated as of May 8, 2000 by and among Jason Incorporated, Saw Mill Capital Fund II, L.P., Calendar Holdings, Inc., Calendar Acquisition Corp., Vincent L. Martin and Mark Train, attached as ANNEX A to the Proxy Statement.

         (e)(1)* Form of Employment Agreement to be entered into by Mark Train, attached as EXHIBIT A-3 to the Voting Agreement immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (e)(2)* Form of Employment Agreement to be entered into by Vincent L. Martin, attached as EXHIBIT A-4 to the Voting Agreement immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger.

         (f)* Sections 80.1301 - 180.1331 of the Wisconsin Business Corporation Law attached as ANNEX C to the Proxy Statement.

         (g)          None.

         (h)          None.

          *           Previously filed.